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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway Suite # 950
(No. and Street)

Houston	Texas	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M & K CPAS, PLLC.
(Name – *if individual, state last, first, middle name*)

4100 N. Sam Houston Pkwy W. Suite 200B	Houston	Texas	77086
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHYENNE MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2022
Notary ID 131619462

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huckin Financial Group, Inc.
Financial Statements
Report Pursuant to Rule 17A-5(d)
December 31, 2019

CONTENTS

M&K CPAS
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Huckin Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huckin Financial Group, Inc. as of December 31, 2019, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huckin Financial Group, Inc.'s management. Our responsibility is to express an opinion on Huckin Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huckin Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Huckin Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Huckin Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as Huckin Financial Group, Inc.'s auditor since 2009.

Houston, TX

February 27, 2020

363 N. Sam Houston Pkwy E., Suite 650 Houston, TX 77060 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

HUCKIN FINANCIAL GROUP, INC.
Statement of Financial Condition
As of December 31, 2019

ASSETS		
Current assets		
Cash	$	143,356
Accounts receivable		12,155
Prepaid expenses		7,432
Total Current Assets		162,943
Non current assets		
Automobile, furniture and equipment, at cost, net of accumulated depreciation $134,048		9,964
Total Non Current Assets		9,964
TOTAL ASSETS	$	172,907
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable Related Party	$	2,599
Accrued Expenses		14,336
Total Current Liabilities		16,935
TOTAL LIABILITIES		16,935
Members' Equity		
Members' Equity-David Huckin		155,972
Total Members' Equity		155,972
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	172,907

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Income
Year ended December 31, 2019

REVENUE	
Commissions and fees	$ 844,755
Advisory and planning fees	206,869
Interest and dividends	37
TOTAL REVENUE	1,051,661
EXPENSES	
Salaries and benefits	211,059
Commissions expense	205,249
Contract-Secretarial Services	54,153
Office rent	85,280
Travel	2,482
Professional fees	96,551
Depreciation	5,577
Postage and delivery	1,579
Telephone and communications	10,577
Dues and subscription	11,995
Other operating expenses	49,804
TOTAL EXPENSES	734,306
Income before income taxes	317,355
Income tax expense (refund)	-
NET INCOME	$ 317,355

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Changes in Members' Equity
Year Ended December 31, 2019

	Total
Balance at December 31, 2018	$ 188,617
Distribution - David Huckin	(350,000)
Net Income	317,355
Balance at December 31, 2019	$ 155,972

The accompanying notes are an intregal part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Cash Flows
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	317,355
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation		5,577
Changes in operating assets and liabilities:		
Accounts Receivable		(9,393)
Accounts Payable Related Party		(2,599)
Accrued Expenses		(666)
Prepaid Expenses		693
Total adjustments		(6,388)
Cash provided by operating activities		310,967

CASH FLOWS FROM FINANCING ACTIVITIES

Distribution - withdrawals		(350,000)
Cash used in financing activities		(350,000)
Net cash decrease	$	(39,033)
Cash at beginning of year		182,389
Cash at end of year		143,356
Non Cash Transactions	$	-

The accompanying notes are integral part of the financial statement

HUCKIN FINANCIAL GROUP, INC.
STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CLAIMS
December 31, 2019

No statement is required as no subordinated liabilities existed at any time during the year.

The accompanying notes are an integral part of the financial statement

HUCKIN FINANCIAL GROUP, INC.
Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Organization and nature of business

Huckin Financial Group, Inc. was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

Revenue recognition

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue from the sale of annuity products, insurance products, mutual funds, security transactions, Investment Advisory and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Depreciation

Depreciation of furniture and equipment is provided on the straight line method over the estimated useful lives of the assets of five to seven years.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, plant and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of income.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short term debt instruments with a maturity of three months or less. As of December 31, 2019, there were no cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and

Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2019, there were no securities owned by the Company.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2019 the Company has determined that no allowance for doubtful accounts is required.

Income taxes

The Company elected to be treated as an S-Corporation effective January 1, 2010 which does not pay U.S. federal income taxes itself, nor does it recognize income taxes resulting from members' tax situations, if any. As such, no income taxes have been recognized for the year ended December 31, 2019.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases" Topic 842, which amends the guidance in former ASC Topic 840, *Leases*. The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use ("ROU") assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

This new lease standard however does not affect our 2019 financial statements due to our lease remaining less than 12 months.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02, *Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income* (ASU 2018-02), which allows companies to reclassify stranded tax effects resulting from the Tax Act, from accumulated other comprehensive income to retained earnings. The new standard is

effective beginning January 1, 2019, with early adoption permitted. The tax effects are anticipated as a result of this standard. This new standard does not impact our financials.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, *Business Combinations (Topic 805)*: Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. The new standard does not impact on our financial statements. This new standard does not impact our financials.

In March, 2017, the FASB issued Update 2017-08—*Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities.* For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. This new standard does not impact our financials.

In March 2017, the FASB issued Update 2017-07—*Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.* Effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. For other entities, the amendments in this Update are effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. That is, early adoption should be within the first interim period if an employer issues interim financial statements. Disclosures of the nature of and reason for the change in accounting principle are required in the first interim and annual periods of adoption. This new standard does not impact our financials.

2. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2019:

Equipment	$49,331
Furniture	94,681
Total Cost	144,012
Less Accumulated Depreciation	(134,048)
Net	$ 9,964

Depreciation expense for the period ended December 31, 2019 was $5,577.

3. Employee Benefit Plans

The Company offers a simple IRA plan as well as health insurance plan with Blue Cross Blue Shield and United Health Care.

4. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2019, no claims had been asserted against the Company.

5. Operating Leases

The Company leases its office space under an operating lease that expires on June 30, 2020. Future minimum rental payments required under the noncancellable operating lease as of December 31, 2019, are:

Year	Amount
2020	$41,550

Rental expense on the office space for the ended December 31, 2019 was $85,280

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2019, the Company had net capital of $136,607 which exceeded its required net capital of $5,000 by $131,607. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $5,000. The Company's ratio of aggregate indebtness to net capital was .12 to 1. There were no liabilities subordinated to the claims of general creditors during 2019.

7. Fair Value of Financial Instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions,

accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

- Level 1. Observable inputs such as quoted market prices in active markets;
- Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2019, and as such, had no assets or liabilities that fell into the tiers described above.

8. Subsequent Events

Management reported that there are no reportable events through the February 27, 2020.

SCHEDULE I

HUCKIN FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
December 31, 2019

Computation of Net Capital	
Total member's equity qualified for net capital	$ 155,972
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	1,969
Fixed assets	9,964
Prepaid expenses	7,432
Net capital	$ 136,607
Aggregate indebtedness	
Total liabilities	$ 16,935
Total aggregate indebtedness	$ 16,935
Computation of basic net capital requirements	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 131,607
Ratio of aggregate indebtedness to net capital	0.12 to 1

HUCKIN FINANCIAL GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
December 31, 2019

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Huckin Financial Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

SCHEDULE II

HUCKIN FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

Huckin Financial Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

M&K CPAS
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Huckin Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Huckin Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huckin Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) and 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provisions) and (2) Huckin Financial Group, Inc. stated that Huckin Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Huckin Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huckin Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) & (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, TX

February 27, 2020

363 N. Sam Houston Pkwy E., Suite 650 Houston, TX 77060 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

HUCKIN

DAVID HUCKIN
Helping Investors
Improve their
Financial Outlook

Huckin Financial Group, Inc.

3700 Buffalo Speedway, Suite 950, Houston, TX 77098
Telephone: (713) 526-8411
Fax: (713) 526-8589

Huckin Financial Group, Inc. Assertions

Huckin Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

Huckin Financial Group, Inc.

I, David Huckin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

____
David Huckin, President

February 27, 2020

M&K CPAS
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Huckin Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Huckin Financial Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating Huckin Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Huckin Financial Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Huckin Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Huckin Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, TX

February 27, 2020

363 N. Sam Houston Pkwy E., Suite 650 Houston, TX 77060 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com